United States securities and exchange commission logo





                            April 29, 2022

       Paul Lohrey
       President and Chief Executive Office
       iShares Gold Trust Micro
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Gold Trust
Micro
                                                            Post Effective
Amendment on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-262546

       Dear Mr. Lohrey:

            We have reviewed your correspondence submitted April 27, 2022 and your post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment to Form S-1 filed April 1, 2022

       Risk Factors, page 9

   1. We note your response to our comment latter dated April 6, 2022. Please revise the filing to reflect your
response that you believe the removal of Russian new gold bars, accounting for 9.5% of world
production in 2020 "will not have any material impact on the gold market or on the
Trust." Also, please update your disclosure on pages 9 and 10 that
                                                        Russia's invasion of
Ukraine and related geopolitical events "could cause volatility in precious metals prices
and have significant impact on Fund performance and the value of an investment in the
Shares" to disclose whether since February 24, 2022 there has been any such volatility or
increases in gold prices and whether these events have had a material impact on
Trust performance or the value of an investment in the Shares. Please make corresponding
disclosures in the Gold Industry section on page 17.
 Paul Lohrey
iShares Gold Trust Micro
April 29, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at
202-551-3758 if you have questions



                                                          Sincerely,
FirstName LastNamePaul Lohrey
                                                          Division of
Corporation Finance
Comapany NameiShares Gold Trust Micro
                                                          Office of Finance
April 29, 2022 Page 2
cc:       Clifford R. Cone
FirstName LastName